       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 1999
                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
                              SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549
                                      FORM S-3
                               REGISTRATION STATEMENT
                                       UNDER
                             THE SECURITIES ACT OF 1933
                                  ---------------
                       ALEXANDRIA REAL ESTATE EQUITIES, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                  ---------------

               MARYLAND                                  95-4502084
   (STATE OR OTHER JURISDICTION OF                   (I.R.S.  EMPLOYER
    INCORPORATION OR ORGANIZATION)                 IDENTIFICATION NUMBER)

                       135 NORTH LOS ROBLES AVENUE, SUITE 250
                             PASADENA, CALIFORNIA 91101
                                   (626) 578-0777
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                     REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                      --------
                                   JOEL S. MARCUS
                              CHIEF EXECUTIVE OFFICER
                       135 NORTH LOS ROBLES AVENUE, SUITE 250
                             PASADENA, CALIFORNIA 91101
                                   (626) 578-0777
  (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                               OF AGENT FOR SERVICE)
                                      --------
                                      COPY TO:
                             MICHAEL A. WORONOFF, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               300 SOUTH GRAND AVENUE
                           LOS ANGELES, CALIFORNIA 90071
                                   (213) 687-5000
                                      --------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement as determined by market conditions.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box./X/
     If the Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                                       CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM           PROPOSED MAXIMUM            AMOUNT OF
 TITLE OF EACH CLASS OF SECURITIES TO BE     AMOUNT TO BE       AGGREGATE PRICE          AGGREGATE OFFERING        REGISTRATION FEE
                REGISTERED                    REGISTERED           PER UNIT                     PRICE
-----------------------------------------------------------------------------------------------------------------------------------
 Common Stock ($.01 par value per share)    743,589 shares        $31.594(1)             $23,492,950.866(1)           $6,531.04
-----------------------------------------------------------------------------------------------------------------------------------

--------------------
(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the rules and regulations under the Securities Act of 1933, as amended, based on the average of the high and low sales prices of the Common Stock on the New York Stock Exchange on June 25, 1999.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND THE SELLING STOCKHOLDERS ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE SUCH OFFER OF SALE IS NOT PERMITTED.


                     SUBJECT TO COMPLETION, DATED JUNE 30, 1999


PROSPECTUS


                                   743,589 SHARES

                                    COMMON STOCK

                       ALEXANDRIA REAL ESTATE EQUITIES, INC.
                            135 North Los Robles Avenue
                                     Suite 250
                            Pasadena, California  91101
                                   --------------



     The stockholders of Alexandria Real Estate Equities, Inc. listed under the caption "Selling Stockholders" may offer from time to time up to 743,589 shares of our common stock under this prospectus. We will not receive any part of the proceeds from such sales.


     Our common stock is listed on the New York Stock Exchange, Inc. under the symbol "ARE". The last reported sale price of our common stock on June 29, 1999 was $32 1/8 per share.


     AN INVESTMENT IN OUR COMMON STOCK INVOLVES RISKS. PLEASE REVIEW THE RISK FACTORS THAT WE HAVE DISCLOSED IN OUR PUBLIC FILINGS WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                                     ------------


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                     ------------



                  The date of this prospectus is             , 1999.

                             FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify some of the forward-looking statements by the use of forward-looking words, such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates" or "anticipates," or the negative of those words or other similar words. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements, including our lack of industry diversification, our dependence on tenants, our recent rapid growth, possible effects of the year 2000 problem and certain other considerations related to real estate financing, acquisition and renovation. For a discussion of these and other factors that could cause actual results to differ, please see the discussion under "Risk Factors" contained in our publicly available SEC filings. We do not take any responsibility to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                 TABLE OF CONTENTS

                                                                   PAGE
Available Information. . . . . . . . . . . . . . . . . . . . . .   iii
The Company. . . . . . . . . . . . . . . . . . . . . . . . . . .     1
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . .     1
Selling Stockholders . . . . . . . . . . . . . . . . . . . . . .     2
Certain Provisions of Maryland Law and of our Charter and
      Bylaws.. . . . . . . . . . . . . . . . . . . . . . . . . .     6
Federal Income Tax Considerations. . . . . . . . . . . . . . . .    10
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . .    20
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . .    21
Experts.   . . . . . . . . . . . . . . . . . . . . . . . . . . .    21


                               AVAILABLE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any documents we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at "http://www.sec.gov."

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we later file with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act:

          1.   Annual Report on Form 10-K for the year ended December 31, 1998;

          2.   Quarterly Report on Form 10-Q for the quarter ended March 31,
               1999;

          3. Current Report on Form 8-K (dated February 18, 1999), filed with the Commission on February 23, 1999;

          4. Current Report on Form 8-K (dated June 8, 1999), filed with the Commission on June 14, 1999; and

          5. The description of our common stock contained in the Registration Statement on Form 8-A filed by us on May 14, 1997, including any amendment or reports filed for the purpose of updating such description.

     You may request a copy of these filings by writing or telephoning us at the following address:

     Alexandria Real Estate Equities, Inc.
     135 North Los Robles Avenue, Suite 250
     Pasadena, California  91101
     (626) 578-0777
     Attention:  Corporate Secretary

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of the shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                THE COMPANY

     We are a real estate investment trust ("REIT"), formed in October 1994. We own, operate, manage, acquire, convert, retrofit, expand and selectively develop high quality, strategically located properties containing both office and laboratory space. We lease our properties principally to tenants in the life science industry, including pharmaceutical, biotechnology, diagnostic, contract research and personal care products companies, major scientific research institutions and related government agencies.

     As of March 31, 1999:

     - We owned 52 properties, containing approximately 3.7 million rentable square feet of office and laboratory space.

     - Our properties were located in the San Diego and San Francisco Bay areas of California; Seattle, Washington; suburban Washington, D.C.; eastern Massachusetts, including Boston and Cambridge; the Southeast, including Georgia and North Carolina; and the New Jersey and suburban Philadelphia areas.


                               USE OF PROCEEDS

     All net proceeds from the sale of the shares of our common stock will go to the stockholders who offer and sell their shares. Accordingly, we will not receive any of the proceeds from the sales of the shares of our common stock.

                                SELLING STOCKHOLDERS

     The following table sets forth, as of April 6, 1999, the number of shares and the percentage of the outstanding common stock beneficially owned by the selling stockholders and the number of shares and the percentage of outstanding common stock to be beneficially owned by the selling stockholders after this offering. The selling stockholders acquired their shares of our common stock as the result of a liquidation of Health Science Properties Holding Corporation, one of our significant stockholders. The number of shares of our common stock owned by the selling stockholders after the offering assumes that all of the shares being offered under this prospectus are sold, and that the selling stockholders acquire no additional shares of our common stock before the completion of this offering. All of the shares are currently issued and outstanding.


                                             SHARES BENEFICIALLY                        SHARES BENEFICIALLY
SELLING STOCKHOLDER                       OWNED PRIOR TO OFFERING                    OWNED AFTER THE OFFERING
-------------------                       -----------------------      SHARES BEING  ------------------------
                                         NUMBER (#)      PERCENT (%)      OFFERED     NUMBER (#)    PERCENT (%)
                                         ---------       ----------    -----------   ----------     -----------
Jacobs Engineering Group, Inc.             393,286              2.9        270,880      122,406             *

Joseph J. Jacobs (1)                       196,639              1.4        135,440       61,199             *

HG Finance Ltd.                            186,124              1.4        144,769       41,355             *

Jerry M. & Mildred Sudarsky,               136,190                *         30,672      105,518             *
     Trustees of the 2nd Restated
     Trust Agreement, Jerry M. &
     Mildred Sudarsky 1979 Revocable
     Trust dated 11/3/94 (2)

Southern Shipping & Energy, Inc. (3)        99,999                *         30,648       69,351             *

Victor Elmaleh                              71,603                *         55,975       15,628             *

Joseph H. Flom, as Trustee of the           65,668                *          4,469       61,199             *
     Joseph H. Flom 1996 Real Estate
     GRAT under Agreement dated
     12/9/96

J.O.E.L. Ltd.                               49,240                *          3,352       45,888             *

Claire Flom, as Trustee of the Flom         25,119                *         25,119            0             *
     1998 Children's Trust f/b/o
     Peter Flom under Agreement dated
     2/2/98

Claire Flom, as Trustee of the Flom         25,119                *         25,119            0             *
     1998 Children's Trust f/b/o
     Jason Flom under Agreement dated
     2/2/98

Dove Services Corp.                         19,636                *         15,130        4,506             *

Joseph Elmaleh (4)                          17,417                *             24       17,393             *

Joel S. Marcus (5)                         130,391                *             24      130,367             *

Roger S. Aaron                                  24                *             24            0             *

Virginia A. Aaron                               24                *             24            0             *

Douglas B. Adler                                24                *             24            0             *

Jim Alpi                                        24                *             24            0             *

Carol April                                     24                *             24            0             *

Rand S. April                                   24                *             24            0             *

                                             SHARES BENEFICIALLY                        SHARES BENEFICIALLY
SELLING STOCKHOLDER                       OWNED PRIOR TO OFFERING                    OWNED AFTER THE OFFERING
-------------------                       -----------------------      SHARES BEING  ------------------------
                                         NUMBER (#)      PERCENT (%)      OFFERED     NUMBER (#)    PERCENT (%)
                                         ---------       ----------    -----------   ----------     -----------
Laurie Atkins                                   24                *             24            0             *

Peter Atkins                                    24                *             24            0             *

Henry P. Baer                                   24                *             24            0             *

Christopher Baker                               24                *             24            0             *

Kevin Barnette                                  24                *             24            0             *

Ronald C. Barusch                               24                *             24            0             *

Ann Bialkin                                     24                *             24            0             *

Kenneth Bialkin                                 24                *             24            0             *

Katherine Bristor                               24                *             24            0             *

Richard Brusca                                  24                *             24            0             *

John W.M. Butler, Jr.                           24                *             24            0             *

Ron Clapham                                     24                *             24            0             *

Carol R. Coben                                  24                *             24            0             *

Jerome L. Coben                                 24                *             24            0             *

Jeffrey H. Cohen                                24                *             24            0             *

Lynn R. Coleman                                 24                *             24            0             *

Jeff Dasteel                                    24                *             24            0             *

Katherine Del Tufo                              24                *             24            0             *

Robert Del Tufo                                 24                *             24            0             *

Randall H. Doud                                 24                *             24            0             *

Pat Foye                                        24                *             24            0             *

Louis Freeman                                   24                *             24            0             *

David J. Friedman                               24                *             24            0             *

John Gardiner                                   24                *             24            0             *

Barry H. Garfinkel                              24                *             24            0             *

Gloria Garfinkel                                24                *             24            0             *

Michael Gisser                                  24                *             24            0             *

Joseph J. Giunta                                24                *             24            0             *

Fred T. Goldberg                                24                *             24            0             *

Les Goldman                                     24                *             24            0             *

Sue Goldman                                     24                *             24            0             *

Ed Gonzalez                                     24                *             24            0             *

                                             SHARES BENEFICIALLY                        SHARES BENEFICIALLY
SELLING STOCKHOLDER                       OWNED PRIOR TO OFFERING                    OWNED AFTER THE OFFERING
-------------------                       -----------------------      SHARES BEING  ------------------------
                                         NUMBER (#)      PERCENT (%)      OFFERED     NUMBER (#)    PERCENT (%)
                                         ---------       ----------    -----------   ----------     -----------
Jonathan Grunzweig                              24                *             24            0             *

Laura J. Hagen                                  24                *             24            0             *

Joanne Janson                                   24                *             24            0             *

Thomas Janson                                   24                *             24            0             *

Richard Kalikow                                 24                *             24            0             *

Jay Kasner                                      24                *             24            0             *

Tom Kennedy                                     24                *             24            0             *

Keith Krakaur                                   24                *             24            0             *

Michael Lawson                                  24                *             24            0             *

Andre Le Duc                                    24                *             24            0             *

Richard Levin                                   24                *             24            0             *

James A. Levitan                                24                *             24            0             *

Jeff Lichtman                                   24                *             24            0             *

Bertil Lundqvist                                24                *             24            0             *

James E. Lyons                                  24                *             24            0             *

Brian J. McCarthy                               24                *             24            0             *

John Mendez                                     24                *             24            0             *

Max Miller                                      24                *             24            0             *

Benjamin F. Needell                             24                *             24            0             *

Kathleen Needell                                24                *             24            0             *

Pamela Olson                                    24                *             24            0             *

Paul W. Oosterhuis                              24                *             24            0             *

Kenneth Plevan                                  24                *             24            0             *

Ann Pollock                                     24                *             24            0             *

Harriet Posner                                  24                *             24            0             *

Richard Prins                                   24                *             24            0             *

John D. Rayis                                   24                *             24            0             *

Mary Rayis                                      24                *             24            0             *

Michael Rogan                                   24                *             24            0             *

Nick Saggese                                    24                *             24            0             *

Andrew Sandler                                  24                *             24            0             *

Jim Schell                                      24                *             24            0             *


                                             SHARES BENEFICIALLY                        SHARES BENEFICIALLY
SELLING STOCKHOLDER                       OWNED PRIOR TO OFFERING                    OWNED AFTER THE OFFERING
-------------------                       -----------------------      SHARES BEING  ------------------------
                                         NUMBER (#)      PERCENT (%)      OFFERED     NUMBER (#)    PERCENT (%)
                                         ---------       ----------    -----------   ----------     -----------
William S. Scherman                             24                *             24            0             *

Thomas J. Schwarz                               24                *             24            0             *

Isaac Shapiro                                   24                *             24            0             *

Jacqulene Shapiro                               24                *             24            0             *

Robert C. Sheehan                               24                *             24            0             *

Charles F. Smith                                24                *             24            0             *

Connie Steensma                                 24                *             24            0             *

Cynthia A. Torres                               24                *             24            0             *

W. Kirk Wallace                                 24                *             24            0             *

Garrett Waltzer                                 24                *             24            0             *

Rod Ward                                        24                *             24            0             *

Susan Ward                                      24                *             24            0             *

--------------

(1) Includes shares owned by Mr. Jacobs as Trustee of the Jacobs Family Trust Created on 10/13/80.

(2) Includes 22,524 shares owned by Mr. Sudarsky, which includes 22,500 shares subject to currently exercisable stock options. Mr. Sudarsky is the Chairman of the Board of our board of directors, and previously served as our Chief Executive Officer from our inception until March 1997.

(3) Southern Shipping and Energy, Inc. is a company controlled by Mr. Elmaleh. Mr. Elmaleh has been a member of our board of directors since our inception.

(4)  Includes 12,500 shares subject to currently exercisable stock options.

(5) Includes 42,843 shares held by the Joel and Barbara Marcus Family Trust, of which Mr. Marcus is the trustee, and 46,667 shares subject to currently exercisable stock options. Mr. Marcus has been a member of our board of directors since our inception, and has served as our Chief Executive Officer since March 1997. Mr. Marcus previously served as our Vice Chairman of the Board and Chief Operating Officer from our inception until March 1997, and as our Secretary from our inception until April 1997.

                       CERTAIN PROVISIONS OF MARYLAND LAW AND
                             OF OUR CHARTER AND BYLAWS

     The following summary of certain provisions of Maryland law and of our charter and bylaws is not complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws. See "Available Information."

BOARD OF DIRECTORS

     Our bylaws provide that our number of directors may be established by our board of directors, but may not be fewer than the minimum number required by Maryland law nor more than 15. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors must be filled by a majority of the entire board of directors. All directors are elected to hold office until our next annual meeting of stockholders and until their successors are duly elected and qualify.

BUSINESS COMBINATIONS

     Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

          - any person who beneficially owns ten percent or more of the voting power of the corporation's shares; or

          - an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

     After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by two super-majority stockholder votes, unless, among other conditions, the holders of our Common Stock receive a minimum price, as defined by Maryland law, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its Common Stock. None of these provisions of Maryland law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to an act of our board of directors in accordance with Maryland law, we have exempted from these provisions of Maryland law any business combination involving AEW Partners II, L.P. ("AEW"). Additionally, our board of directors has adopted a resolution providing that the "business combination" provisions of Maryland law shall not apply to us generally and that such resolution is irrevocable unless revocation, in whole or in part, is approved by the holders of a majority of the outstanding shares of our common stock, but revocation will not affect any business combination consummated, or contemplated by any agreement entered into prior to the revocation. As a result, these persons may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the super-majority vote requirements and the other provisions of the statute.

CONTROL SHARE ACQUISITIONS

     Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or shares of stock for which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

          -    one-fifth or more but less than one-third;

          -    one-third or more but less than a majority; or

          -    a majority or more of all voting power.

     Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a "control share acquisition" means the acquisition of control shares.

     Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and satisfied other conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made the corporation may itself present the question at any stockholders meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to the conditions and limitations in the statute, the corporation may redeem any or all of the control shares for fair value, except for control shares for which voting rights previously have been approved. Fair value is determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of control shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation.

     Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares of stock. Our board of directors has resolved that, subject to Maryland law, the provision may not be amended or repealed without the approval of holders of at least a majority of the outstanding shares of our common stock. We cannot assure you, however, that this provision will not be amended or eliminated in the future or that such resolution is enforceable under Maryland law.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

     Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only:

     -    pursuant to our notice of the meeting,
     -    by or at the direction of our board of directors, or
     - by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.

     With respect to special meetings of our stockholders, our bylaws provide that only the business specified in our notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to our board of directors may be made only:

     -    pursuant to our notice of the meeting,
     -    by or at the direction of our board of directors, or
     - provided that our board of directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

AMENDMENT TO THE CHARTER OR BYLAWS

     As permitted by Maryland law, our charter provides that it may be amended by the affirmative vote of the holders of a majority of votes entitled to be cast on the matter. Our board of directors has the exclusive power to adopt, alter, repeal or amend our bylaws.

NEW MARYLAND LAW

     As part of a broader legislative agenda to provide certain protections for Maryland corporations to manage the process of responding to unsolicited takeover bids, in its 1999 legislative session the General Assembly of Maryland passed a bill which will become Title 3, Subtitle 8 of the Maryland General Corporations Law (Sections 3-801 through and including 3-805) (the "Unsolicited Takeovers Act"). The Unsolicited Takeovers Act was signed by the Governor on May 13, 1999 and became effective on June 1, 1999. The following summary of the Unsolicited Takeovers Act is qualified in its entirety by reference to the actual language of the Unsolicited Takeovers Act.

     The Unsolicited Takeovers Act applies to Maryland corporations who are reporting companies under the Securities Exchange Act of 1934 and have at least three directors who (i) are not officers or employees of the corporation; (ii) are not persons seeking to acquire control of the corporation ("Acquiring Persons"); (iii) are not directors, officers, affiliates or associates of an Acquiring Person; and (iv) were not nominated or designated as directors by an Acquiring Person. The Unsolicited Takeover Act provides Maryland corporations with the ability to opt into the following provisions, in whole or in part, without obtaining stockholder approval to:

     -    Stagger their boards of directors into three classes;

     - Provide that stockholders may remove any director by the affirmative vote of at least two-third of all of the votes entitled to be cast by the stockholders generally in the election of directors;

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
     - Provide that the number of directors may be fixed only by the vote of the board;

     - Provide that each vacancy on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum; and

     - Provide that a special stockholders meeting may be called only upon the written request of the stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting.

     A Maryland corporation may prohibit its ability to opt into the foregoing provisions by Board resolution or amendment to its charter. Although our charter and bylaws already contain several of these optional provisions, because we have not opted out of the Unsolicited Takeovers Act, our board of directors could take a variety of actions without stockholder approval.

DISSOLUTION

     As permitted by Maryland law, our charter provides that our dissolution must be approved by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter. See "Description of Capital Stock--Common Stock."

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

     The business combination provisions and the control share acquisition provisions of Maryland law, in each case if such provisions ever become applicable to us, and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

                      FEDERAL INCOME TAX CONSIDERATIONS


     The following is a summary of the federal income tax consequences anticipated to be material to an investor in our common stock. This summary is based on current law, is for general information only and is not tax advice. Your tax consequences related to an investment in our common stock may vary depending on your particular situation and this discussion does not purport to discuss all aspects of taxation that may be relevant to a holder of our securities in light of his or her personal investment or tax circumstances, or to holders of our securities who receive special treatment under the federal income tax laws except to the extent discussed under the headings "--Taxation of Tax-Exempt Stockholders" and "--Taxation of Non-U.S. Stockholders." Investors receiving special treatment include, without limitation, insurance companies, financial institutions, broker-dealers, tax-exempt organizations, investors holding securities as part of a conversion transaction, or a hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations or partnerships, and persons who are not citizens or residents of the United States. In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to you as a holder of our securities.

     The information in this summary is based on the Internal Revenue Code of 1986, as amended, current, temporary and proposed Treasury regulations promulgated under the Internal Revenue Code, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, and court decisions, all as of the date of this prospectus. The administrative interpretations and practices of the Internal Revenue Service upon which this summary is based include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the taxpayers who requested and received such rulings. Future legislation, Treasury regulations, administrative interpretations and practices, and court decisions may affect the tax consequences contained in this summary, possibly on a retroactive basis. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment, and the statements in this prospectus are not binding on the Internal Revenue Service or a court. Thus, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the Internal Revenue Service or sustained by a court if challenged by the Internal Revenue Service.

     YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF (1) THE ACQUISITION, OWNERSHIP AND SALE OR OTHER DISPOSITION OF OUR COMMON STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES, (2) OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST FOR FEDERAL INCOME TAX PURPOSES AND (3) POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF ALEXANDRIA

     GENERAL. We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1996, and we intend to continue to operate in a manner consistent with such election and all rules with which a REIT must comply. Skadden, Arps, Slate, Meagher & Flom LLP has issued an opinion that, commencing with our taxable year ending December 31, 1996, we have been organized in conformity with the requirements for qualification as a REIT, and our proposed method of operation, and our actual method of operation since January 1, 1996 through the date of the opinion, has and will enable us to meet the requirements for qualification as a REIT under the Internal Revenue Code. It must be emphasized the opinion of Skadden, Arps, Slate, Meagher & Flom LLP was based and conditioned upon certain assumptions and representations made by us as to factual matters, including representations made by us concerning, among other things, our business and properties, the amount of rent we receive that is attributable to personal property and other items regarding our ability to meet the various requirements for qualification as a REIT. The opinion is expressed as of its date, and Skadden, Arps, Slate, Meagher & Flom LLP will have no obligation to advise holders of our common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in the applicable law. Moreover, our qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, asset requirements, distribution levels, diversity of stock ownership, and the various other qualification tests imposed under the Internal Revenue Code, the results of which will not be reviewed by Skadden, Arps, Slate, Meagher & Flom LLP. Accordingly, there can be no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See "--Failure to Qualify."

     The sections of the Internal Revenue Code that relate to the qualification and taxation of REITs are highly technical and complex. The following describes the material aspects of the sections of the Internal Revenue Code that govern the Federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code.

     Provided we qualify for taxation as a REIT, we generally will not be subject to Federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that generally results from an investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when such income is distributed. Even if we qualify for taxation as a REIT, however, we will be subject to Federal income taxation as follows:

     - We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

     - We may be required to pay the "alternative minimum tax" on items of tax preference, if any.

     - We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held for sale to customers in the ordinary course of business.

     - If we fail to satisfy the 75% or 95% gross income tests, as described below, but have maintained our qualification as a REIT, we will be required to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by (b) a fraction intended to reflect our profitability.

     - We will be required to pay a 4% excise tax on the amount by which our annual distributions to our stockholders is less than the sum of (1) 85% of our ordinary income for the year, (2) 95% of our real estate investment trust capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

     - If we acquire an asset from a corporation which is not a REIT in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the transferor corporation, and we subsequently sell the asset within ten years, then under Treasury regulations not yet issued, we would be required to pay tax at the highest regular corporate tax rate on this gain to the extent
       (a) the fair market value of the asset exceeds (b) our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that we will elect this treatment in lieu of an immediate tax when the asset is acquired.

     REQUIREMENTS FOR QUALIFICATION AS A REAL ESTATE INVESTMENT TRUST. The Internal Revenue Code defines a REIT as a corporation, trust or association:

     (1) that is managed by one or more trustees or directors;

     (2) that issues transferable shares or transferable certificates to its owners;

     (3) that would be taxable as a regular corporation, but for its election to be taxed as a REIT;

     (4) that is not a financial institution or an insurance company under the Internal Revenue Code;

     (5) that is owned by 100 or more persons;

     (6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include some entities, during the last half of each year; and

     (7) that meets other tests, described below, regarding the nature of its income and assets, and the amount of its distributions.

     The Internal Revenue Code provides that conditions (1) to (4) must be met during the entire year and that condition (5) must be met during at least 335 days of a year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not apply to the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), tax-exempt entities are generally treated as individuals, subject to a "look-through" exception for pension funds.

     We believe that we have issued sufficient shares to allow us to satisfy conditions (5) and (6) above. In addition, our charter provides for restrictions regarding ownership and transfer of our stock. These restrictions are intended to assist us in satisfying the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT would terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to determine the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we would not be disqualified as a REIT.

     In addition, a corporation may not qualify as a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

     If we should become a partner in a partnership, applicable Treasury regulations provide that we will be deemed to own our proportionate share of the partnership's assets and to earn our proportionate share of the partnership's income. In addition, the assets and gross income of the partnership will retain the same character in our hands for purposes of the gross income and asset tests applicable to REITs as described below. There can be no assurance, however, that any partnership in which we own an interest will be organized or operated in a manner that will enable us to continue to satisfy the REIT requirements under the Internal Revenue Code.

     INCOME TESTS. We must meet two annual gross income requirements to qualify as a REIT. First, each year we must derive, directly or indirectly, at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property, including "rents from real property" and mortgage interest, or from specified temporary investments. Second, each year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from investments meeting the 75% test described above, or from dividends, interest and gain from the sale or disposition of stock or securities. For these purposes, the term "interest" generally does not include any interest of which the amount received depends on the income or profits of any person. An amount will generally not be excluded from the term "interest," however, if such amount is based on a fixed percentage of receipts or sales.

     Rents we receive will qualify as "rents from real property" only if the following conditions are met:

     - the amount of rent may not be based in whole or in part on the income or profits of any person. "Rents from real property" may, however, include rent based on a fixed percentage of receipts or sales;

     - rents received from a tenant will not qualify as "rents from real property" if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant;

     - if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to personal property will not qualify as "rents from real property." The determination of whether an item of property constitutes real property or personal property is subject to both legal and factual considerations and, as such, is subject to differing interpretations. Skadden, Arps, Slate, Meagher & Flom LLP has advised us with respect to the legal considerations underlying such determination. After consulting with Skadden, Arps, Slate, Meagher & Flom LLP and considering such advice, we have reviewed our properties and have determined that rents attributable to personal property do not exceed 15% of the total rent with respect to any particular lease. Because of the specialized nature of our properties, however, there can be no assurance that the Internal Revenue Service will not assert that the rent attributable to personal property with respect to a particular lease is greater than 15% of the total rent with respect to such lease. If the Internal Revenue Service were successful, and the amount of such non-qualifying income, together with other non-qualifying income, exceeds 5% of our taxable income, we may fail to qualify as a REIT;

     - an amount received or accrued will not qualify as rents from real property if it is based in whole or in part on the income or profits of any person. Rent will not be disqualified, however, solely by reason of being based on a fixed percentage or percentages of receipts or sales; and

     - to qualify as "rents from real property," the REIT generally may not render services to tenants of the property, other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, provide services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. In addition, a REIT may provide a DE MINIMIS amount of non-customary services. We (or our affiliates) currently directly provide certain services with respect to our properties. We believe that such services are "usually or customarily rendered" in connection with the rental of space for occupancy only. Accordingly, we believe that the provision of such services will not cause the rents we receive with respect to our properties to fail to qualify as rents from real property for purposes of the REIT gross income tests.

     While we regularly attempt to monitor the foregoing requirements for amounts we receive to qualify as rents from real property, no assurance can be given that we will not realize income that does not so qualify, and that such amount, when combined with other non-qualifying income, may exceed 5% of our taxable income and thus disqualify us as a REIT.

     If we fail to satisfy one or both of the 75% or 95% gross income tests for any year, we may still qualify as a REIT if we are entitled to relief under the Internal Revenue Code. Generally, we may be entitled to relief if:

     - our failure to meet the gross income tests was due to reasonable cause and not due to willful neglect;

     - we attach a schedule of the sources of our income to our Federal income tax return; and

     - any incorrect information on the schedule was not due to fraud with the intent to evade tax.

     It is not possible to state whether in all circumstances we would be entitled to rely on these relief provisions. If these relief provisions do not apply to a particular set of circumstances, we would not qualify as a REIT. As discussed above in "--Taxation of Alexandria--General", even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our income that does not meet the gross income tests. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite periodically monitoring our income.

     ASSET TESTS. At the close of each quarter of each year, we also must satisfy three tests relating to our assets. First, at least 75% of the value of our total assets must be real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real estate mortgages, real property, interests in other REITs and stock or debt instruments held for one year or less that are purchased with the proceeds of a stock offering or a long-term public debt offering. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities that we hold may not exceed 5% of the value of our total assets, and we may not own more than 10% of the voting stock of a corporation.

     We indirectly hold interests in some of our properties through wholly-owned corporate subsidiaries that are organized as "qualified REIT subsidiaries." A "qualified REIT subsidiary" is a corporation, all of the stock of which is owned by a REIT. Under the Internal Revenue Code, a qualified REIT subsidiary is not treated as a separate corporation from the REIT. Rather, all of the assets, liabilities, and items of income, deduction, and credit of the qualified REIT subsidiary are treated as the assets, liabilities, and items of income, deduction, and credit of the REIT for purposes of the REIT income and asset tests.

     After meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. In addition, if we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter.

     We intend to monitor closely the purchase, holding and disposition of our assets in order to comply with the REIT asset tests. In particular, we intend to limit and diversify our ownership of any assets not qualifying as real estate assets to less than 25% of the value of our assets and to less than (1) 5%, by value, of any single issuer and (2) 10% of the outstanding voting securities of any one issuer. If we anticipate that these limits would be exceeded, we intend to take appropriate measures, including disposing of non-qualifying assets, to avoid exceeding such limits.

     ANNUAL DISTRIBUTION REQUIREMENTS. To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of (1) 95% of our "REIT taxable income" and (2) 95% of our after tax net income, if any, from foreclosure property, minus (3) the sum of certain items of noncash income. In general,"REIT taxable income" means taxable ordinary income without regard to the dividends paid deduction.

     We are required to distribute income in the taxable year which it is earned, or in the following taxable year before we timely file our tax return if such dividend distributions are declared and paid on or before our first regular dividend payment. Except as provided in "--Taxation of Taxable U.S. Stockholders" below, these distributions are taxable to holders of common stock in the year in which paid, even though these distributions relate to our prior year for purposes of our 95% distribution requirement. To the extent that we do not distribute all of our net capital gain or distribute at least 95%, but less than 100% or our "REIT taxable income," we will be subject to tax at regular corporate tax rates.

     It is possible that from time to time we may not have sufficient cash or other liquid assets to meet the above distribution requirements due to timing differences between the actual receipt of cash and payment of expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the REIT distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings (on terms that may not be favorable to us), or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, we may be able to rectify a failure to meet a distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency dividends. We will be required, however, to pay interest based upon the amount of any deduction claimed for deficiency dividends. In addition, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute each year at least the sum of 85% of our ordinary income for the year, 95% of our capital gain income for the year, and any undistributed taxable income from prior periods.

     ABSENCE OF EARNINGS AND PROFITS. In order to qualify as a REIT, we must not have accumulated earnings and profits attributable to any non-REIT years. A REIT has until the close of its first taxable year in which it has non-REIT earnings and profits to distribute any such accumulated earnings and profits. Unless the "deficiency dividend" procedures described above apply and we comply with those procedures, failure to distribute such accumulated earnings and profits would result in our being disqualified as a REIT. We believe that we had no accumulated earnings and profits as of December 31, 1995. The determination of accumulated earnings and profits, however, depends upon a number of factual matters related to our activities and operations during our entire corporate existence and is subject to review and challenge by the Internal Revenue Service. There can be no assurance that the Internal Revenue Service will not examine our tax returns for prior years and propose adjustments to increase our taxable income. In this regard, the Internal Revenue Service can consider all of our taxable years as open for review for purposes of determining the amount of such earnings and profits.

     RECORDKEEPING REQUIREMENTS. We are required to maintain records and request on an annual basis information from specified stockholders. This requirement is designed to disclose the actual ownership of our outstanding stock.

     FAILURE TO QUALIFY. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Internal Revenue Code described above do not apply, we will be subject to tax, including any applicable alternative minimum tax, and possibly increased state and local taxes, on our taxable income at regular corporate rates. Such taxation would reduce the cash available for distribution by us to our stockholders. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. If we fail to qualify as a REIT, distributions to our stockholders will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits and, subject to certain limitations of the Internal Revenue Code, corporate stockholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

     When we use the term "U.S. stockholders," we mean a holder of shares of our stock who is, for United States federal income tax purposes:

     - a citizen or resident of the United States;

     - a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless Treasury regulations provide otherwise;

     - an estate the income of which is subject to United States federal income taxation regardless of its source; or

     - a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

     DISTRIBUTIONS GENERALLY. Distributions out of our current or accumulated earnings and profits, other than capital gain dividends will be taxable to our U.S. stockholders as ordinary income. Provided we qualify as a REIT, our dividends will not be eligible for the dividends received deduction generally available to U.S. stockholders that are corporations.

     To the extent that we make distributions in excess of our current and accumulated earnings and profits, our distributions will be treated as a tax-free return of capital to each U.S. stockholder, and will reduce the adjusted tax basis which each U.S. stockholder has in its shares of stock by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder's adjusted tax basis in its shares will be taxable as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and pay to a stockholder of record on a specified date in any of those months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend in January of the following year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

     CAPITAL GAIN DISTRIBUTIONS. Distributions designated as net capital gain dividends will be taxable to our U.S. stockholders as capital gain income. Such capital gain income will be taxable to non-corporate U.S. stockholders at a 20% or 25% rate based on the characteristics of the asset we sold that produced the gain. U.S. stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     RETENTION OF NET CAPITAL GAINS. We may elect to retain, rather than distribute as a capital gain dividend, our net capital gains. If we make this election, we would pay tax on such retained capital gains. In such a case, our stockholders would generally:

     - include their proportionate share of our undistributed net capital gains in their taxable income;

     - receive a credit for their proportionate share of the tax paid by us;
       and

     - increase the adjusted basis of their stock by the difference between the amount of their capital gain and their share of the tax paid by us.

     PASSIVE ACTIVITY LOSSES AND INVESTMENT INTEREST LIMITATIONS. Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gain relating to our stock. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

     DISPOSITIONS OF STOCK. If you are a U.S. stockholder and you sell or dispose of your shares of stock, you will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of stock. This gain or loss will be capital gain or loss if you have held the stock as a capital asset, and will be long-term capital gain or loss if you have held the stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of stock that you have held for six months or less, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

     BACKUP WITHHOLDING. We report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with his correct taxpayer identification number or social security number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     The Internal Revenue Service has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder, has not held its shares as "debt financed property" within the meaning of the Internal Revenue Code and the shares are not otherwise used in a unrelated trade or business, dividend income on our stock and income from the sale of our stock should not be unrelated business taxable income to a tax-exempt stockholder. Generally, debt financed property is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

     For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from Federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

     We do not believe that we are, nor do we expect to become, a "pension-held REIT." If we were to become a pension-held REIT, these rules would only apply to certain pensions trusts that hold more than 10% of our stock.

TAXATION OF NON-U.S. STOCKHOLDERS

     The rules governing Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (collectively, "non-U.S. stockholders") are complex and no attempt will be made herein to provide more than a summary of such rules.

     PROSPECTIVE NON-U.S. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE IMPACT OF FOREIGN, FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN OUR SECURITIES AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST INCLUDING ANY REPORTING REQUIREMENTS.

     Distributions to non-U.S. stockholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our stock is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to Federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to a non-U.S. stockholder unless (i) a lower treaty rate applies and any required form, such as IRS Form 1001 or IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the non-U.S. stockholder with us or (ii) the non-U.S. stockholder files an IRS Form 4224 or IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

     Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-U.S. stockholder's stock, such distributions will give rise to tax liability if the non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We are also required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

     For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of a U.S. real property interest, which includes certain interests in real property, will be taxed to a Non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a non-U.S. stockholder as if such gain were effectively connected with a U.S. business. Non-U.S. stockholders thus would be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a non-U.S. corporate stockholder. We are required to withhold 35% of any distribution that is designated by us as a U.S. real property capital gains dividend. The amount withheld is creditable against the non-U.S. stockholder's FIRPTA tax liability.

     Gain recognized by a non-U.S. stockholder upon a sale of our stock generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. Because our stock is publicly traded, no assurance can be given that we are or will remain a "domestically controlled REIT." In addition, a non-U.S. stockholder that owns, actually or constructively, 5% or less of our stock throughout a specified testing period will not recognize taxable gain on the sale of his stock under FIRPTA if the shares are traded on an established securities market.

     Gain not subject to FIRPTA will be taxable to a non-U.S. stockholder if
(i) the non-U.S. stockholder's investment in the stock is effectively connected with a U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of the stock were to be subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

OTHER TAX CONSEQUENCES

     STATE AND LOCAL TAXES. We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the Federal income tax consequences summarized above. In addition, your state, local and foreign tax treatment may not conform to the Federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state, local and foreign tax laws on an investment in our securities.

     POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING REITS. The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax law applicable to us or our investors will be changed.

                                PLAN OF DISTRIBUTION

     This prospectus relates to the offer and sale from time to time by the selling stockholders of up to 743,589 Shares of common stock previously issued by us. We have registered the shares for sale pursuant to certain agreements, but registration of the shares does not necessarily mean that any of the shares will be offered and sold.

     We will not receive any proceeds from any offering by the selling stockholders. The shares may be sold from time to time by the selling stockholders in underwritten offerings or in open market or block transactions or otherwise, on the New York Stock Exchange, or such other national securities exchange or automated interdealer quotation system on which shares of common stock are then listed, in the over-the-counter market, in private transactions or otherwise at prices related to prevailing market prices at the time of the sale or at negotiated prices. Some or all of the shares may be sold through brokers acting on behalf of the selling stockholders or to dealers for resale by such dealers. In connection with such sales, such brokers and dealers may receive compensation in the form of discounts or commissions from the selling stockholders and may receive commissions from the purchasers of such shares for whom they act as broker or agent (which discounts and commissions are not anticipated to exceed those customary in the types of transactions involved). In effecting sales, brokers or dealers engaged by the selling stockholders and/or purchasers of the shares may arrange for other brokers or dealers to participate. In addition, any of the shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     If any of the shares are sold in an underwritten offering, the shares will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or prices at the time of the sale or at negotiated prices. Any initial public offering price and any discounts or commissions allowed or reallowed or paid to dealers may be changed from time to time. Underwriters may sell shares to or through brokers or dealers, and such brokers and dealers may receive compensation in the form of discounts, commissions or commissions from the underwriters and may receive commissions from the purchasers of such shares for whom they act as broker or agent (which discounts and commissions are not anticipated to exceed those customary in the types of transactions involved).

     If necessary, a supplemental prospectus will be distributed that describes the method of sale in greater detail, including the name or names of any dealers or agents and any commissions and other terms constituting compensation from the selling stockholders and any other required information.

     The selling stockholders and any underwriter, broker or dealer who acts in connection with the sale of the shares under this prospectus hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any compensation received by them and any profit on any resale of the shares as principals may be deemed to be underwriting discounts and commissions under the Securities Act.

     In order to comply with the securities laws of certain jurisdictions, the shares offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the shares offered hereby may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

     We have agreed to pay all expenses in connection with the registration and sale of the shares offered hereby, other than discounts or commissions payable to brokers or dealers, the fees and expenses of counsel or other advisors to the selling stockholders, and other selling expenses, all of which will be paid by the selling stockholders. We also have agreed to indemnify each selling stockholder, each of its respective officers and directors and any person who controls such selling stockholder, against certain liabilities and expenses arising out of or based upon the information set forth or incorporated by reference in this prospectus, and the registration statement of which this prospectus is a part, including liabilities under the Securities Act.

                                   LEGAL MATTERS

     Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Certain partners of Skadden, Arps beneficially own an aggregate of less than 1% of our outstanding common stock and are selling stockholders under this prospectus. The validity of the Shares will be passed on for us by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland.

                                      EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998, 1997, and 1996, and the consolidated financial statement schedule III, rental properties and accumulated depreciation appearing in the Company's Annual Report of Form 10-K dated March 15, 1999, incorporated by reference in this Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference in this Registration Statement and are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                       PART II

                       INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTIONS.

The estimated expenses payable by the Company in connection with the offering of the Shares, are as follows:


Securities and Exchange Commission Registration Fee . . . .      $   6,531
Printing and Engraving Expenses . . . . . . . . . . . . . .         15,000
Legal Fees and Expenses (other than Blue Sky) . . . . . . .        150,000
Accounting Fees and Expenses. . . . . . . . . . . . . . . .         25,000
Miscellaneous . . . . . . . . . . . . . . . . . . . . . . .         25,000
                                                                  --------

Total     . . . . . . . . . . . . . . . . . . . . . . . . .       $221,531
                                                                  --------
                                                                  --------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages. However, a Maryland corporation may not eliminate liability resulting from actual receipt of an improper benefit or profit in money, property or services. Also, liability resulting from active and deliberate dishonesty may not be eliminated if a final judgment establishes that the dishonesty is material to the cause of action.
Our charter contains a provision which eliminates liability of directors and officers to the maximum extent permitted by Maryland law. This provision does not limit our right or that of our stockholders to obtain equitable relief, such as an injunction or rescission.

     Our charter authorizes us and our bylaws obligate us to indemnify the directors and officers, whether serving the Corporation or at its request any other entity, to the full extent required or permitted by the Maryland law, including the advance of expenses under the procedures and to the full extent permitted by law, and other employees and agents to such extent as authorized by the board of directors or our bylaws and as may be permitted by law. According to our charter, no amendment of the charter or repeal of any of its provisions will limit or eliminate the right to indemnification provided in our charter with respect to acts or omissions occurring prior to such amendment or repeal. Our bylaws specify the procedures for indemnification and advancement of expenses.

     Unless a corporation's charter provides otherwise, Maryland law requires a corporation to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Our charter does not alter this requirement. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against:

          -    judgments;

          -    penalties;

          -    fines;

          -    settlements; and

          - reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities.

     Maryland law does not permit a corporation to indemnify its present and former directors and officers if it is established that:

          - the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

          - the director or officer actually received an improper personal benefit in money, property or services; or

          - in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

     Under Maryland law, a Maryland corporation generally may not indemnify for an adverse judgment in a suit by or in the right of the corporation. Also, a Maryland corporation generally may not indemnify for a judgment of liability on the basis that personal benefit was improperly received. In either of these cases, a Maryland corporation may indemnify for expenses only if a court so orders.

     Maryland law permits a corporation to advance reasonable expenses to a director or officer. First, however, the corporation must receive a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation. The corporation must also receive a written undertaking, either by the director or officer or on his behalf, to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

     Additionally, pursuant to Maryland law and our charter, we have entered into indemnification agreements with certain of our officers and directors.

ITEM 16. EXHIBITS.


EXHIBIT
NUMBER    EXHIBIT
-------   -------
4.1+      Specimen Certificate representing shares of Common Stock
5.1       Opinion of Ballard Spahr Andrews & Ingersoll, LLP
8.1*      Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain federal income tax matters
23.1*     Consent of Skadden, Arps, Slate, Meagher & Flom LLP (filed with
               Exhibit 8.1)
23.2      Consent of Ballard Spahr Andrews & Ingersoll, LLP (filed with
               Exhibit 5.1)
23.3      Consent of Ernst & Young LLP
24.1      Powers of Attorney (included on the signature page of the
               Registration Statement)

* To be filed by amendment.
+ Incorporated by reference to the Registrant's Registration Statement on Form
S-11 (No. 333-23545), declared effective by the Commission on May 27, 1997.


ITEM 17.  UNDERTAKINGS.

          (a) The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                    PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii)
               shall not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                      SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 24th day of June, 1999.

                                   ALEXANDRIA REAL ESTATE EQUITIES, INC.



                                   By: /s/ JOEL S.  MARCUS
                                       ---------------------------------
                                       Joel S.  Marcus
                                       CHIEF EXECUTIVE OFFICER


          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joel S. Marcus and Peter J. Nelson, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents of their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities indicated on June 24, 1999.

               SIGNATURES                                 TITLE
        /s/ JERRY M. SUDARSKY            Chairman of the Board of Directors
 --------------------------------------
            Jerry M. Sudarsky


         /s/ JOEL S. MARCUS              Chief Executive Officer (Principal
 --------------------------------------  Executive Officer) and Director
             Joel S. Marcus


       /s/ JAMES H. RICHARDSON           President and Director
 --------------------------------------
           James H. Richardson


         /s/ PETER J. NELSON             Chief Financial Officer, Senior Vice
 --------------------------------------  President, Treasurer and Secretary
             Peter J. Nelson             (Principal Financial Officer)


         /s/ JOSEPH ELMALEH              Director
 --------------------------------------
             Joseph Elmaleh


       /s/ RICHARD B. JENNNIGS           Director
 --------------------------------------
           Richard B. Jennings


           /s/ VIREN MEHTA               Director
 --------------------------------------
               Viren Mehta


        /s/ DAVID M. PETRONE             Director
 --------------------------------------
            David M. Petrone


       /s/ ANTHONY M. SOLOMON            Director
 --------------------------------------
           Anthony M. Solomon


         /s/ ALAN G. WALTON              Director
 --------------------------------------
             Alan G. Walton

                                       S-1

                                    EXHIBIT INDEX


EXHIBIT                                                             SEQUENTIALLY
NUMBER                           EXHIBIT                            NUMBERED PAGE
-------                          -------                            -------------
4.1+    Specimen Certificate representing shares of Common Stock
5.1     Opinion of Ballard Spahr Andrews & Ingersoll, LLP
8.1*    Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
        regarding certain federal income tax matters
23.1*   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (filed with Exhibit 8.1)
23.2    Consent of Ballard Spahr Andrews & Ingersoll, LLP (filed
        with Exhibit 5.1)
23.3    Consent of Ernst & Young LLP
24.1    Powers of Attorney (included on the signature page of the
        Registration Statement)

--------------
* To be filed by amendment.
+ Incorporated by reference to the Registrant's Registration Statement on Form S-11 (No. 333-23545), declared effective by the Commission on May 27, 1997